Filed by ReNew Energy Global plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

IPO Edge Fireside Chat – Interview with John Jannarone, Sumant Sinha and Bob Mancini

IPO Edge

August 11, 2021

John Jannarone:

Hello. Thank you for joining. I’m John Jannarone, editor-in-chief of IPO Edge. Good morning here in the US, good afternoon, good evening over in India, where one of our guests is at the moment. You’re about to meet these two gentlemen momentarily for today’s event, which is a fireside with the CEOs of both ReNew Power and RMG Acquisition Corp, which of course is merging with ReNew Power to take the company public. This is India’s largest renewable power company. We’re going to learn a lot more about that, what’s going on over there, trends in prices of renewable power, the opportunity to grow there, and much, much more.

John Jannarone:

Before we meet the guests of the day, I’d like to take care of a little bit of housekeeping. We encourage everyone very much to ask questions. Bob and Sumant are happy to answer them. We’ll get to those in the second half of the program. The easiest way to do that is to submit them right there through the Zoom portal. You can also shoot an email to editor@ipo-edge.com and we will do our very best to get to those.

John Jannarone:

Additionally, if now’s not a convenient time to watch or you can’t catch the whole thing, please go to ipo-edge.com afterwards to catch a replay. You can also find the replay on Yahoo Finance and on Bloomberg Terminals under the SPAC ticker RMGB.

John Jannarone:

Before we meet Bob and then we’re going to go on to Sumant, I’d like to show... Actually, I’d like to remind everyone that the vote is coming up, so regardless of how many shares you own, it’s important to vote, and we encourage you to do that. If you have any trouble, in general, you just need to go to your broker’s website, so be it Charles Schwab, Fidelity, whatever it is. You might even get an email. But if you’re having any difficulty, check out here at the bottom of the screen, you email rmgb.info@investor.morrowsodali.com, or you can call that 800 number, 662-5200. We’re going to include this in the replay materials as well if anyone has any issues.

John Jannarone:

With that, let’s watch a little video here. Jared Banks, my co-editor, is going to play that before we bring on today’s guests so you can get a little bit of flavor for the business.

Video:

India’s current energy needs are growing exponentially. Our dependence on conventional forms of energy are not only depleting the natural resources but also seriously damaging the planet’s ecosystem. How long can we survive like this? We need to step back and rethink. The way to secure the future is to protect the present. ReNew Power’s windmills and solar panels are doing much more than just generating renewable sources of energy. They are preserving the nature.

Video:

ReNew Power addresses India’s energy security by contributing 1% of the total electricity produced in the country annually, thereby mitigating 0.5% of the country’s total carbon emission. For ReNew, the idea is to innovate and inspire. It started with a small project of 25 megawatts in 2012. Since then, ReNew has come a long way, an industry leader with highly diversified operational footprint, with more than 100 large wind and solar sites in over nine states across the country, looking to grow exponentially in years to come.

Video:

The challenge ReNew faces today is much larger as opposed to what it was a decade ago. The solution lies in a three-pronged approach: digitize, optimize, and monetize. ReNew Digital, or Red Lab, was set up as the central hub for driving digital innovation, acting as a nerve center for all digital actions. An exclusive team of business translators, data scientists, data engineers, visualization experts collaborate closely with site teams, idea owners, and implementation team. ReNew made its farms smart, intelligent, and efficient by adopting 4IR technologies and completely transforming the renewable industry in the country.

Video:

Solar and wind units in Karnataka state of India were chosen to be transformed into the most advanced, renewable farms of the country by ensuring increasing energy production from existing assets without additional CapEx, reducing and optimizing asset maintenance costs, increasing asset uptime and reliability, building advanced in-house capabilities to scale up fast on ReNew’s massive portfolio, deploying the state-of-the-art data and technology infrastructure.

Video:

Success in the state of Karnataka inspired ReNew to scale up the infrastructure and use cases across the country. Today, it is not just renewable energy assets that power our business. Data and advanced analytical models are a key determinant driving core functions for ReNew. Reducing bringing efficiencies, building capabilities, constant innovations, up-skilling and re-skilling is what makes ReNew future-ready. ReNew Power’s focus on technology and innovative solutions gives it the ability to meet challenges that may come its way.

John Jannarone:

All right. Great. Thanks for that Jared. With that, we’re going to introduce Bob Mancini first, who is the CEO of RMG Acquisition Corp, too. Bob, thanks for joining.

Bob Mancini:

Hey, John, thanks so much. Really excited to be here today, and thanks for the opportunity to talk about the merger between RMG and ReNew. It’s a really exciting opportunity for us. Thanks again.

John Jannarone:

You bet. So, Bob, let’s just step back a little bit. Tell us about your background, what led you to found our RMGB, and then what made you take interest in India and then specifically ReNew Power?

Bob Mancini:

Sure. Well, John, as you know, RMG capital is a very successful and experienced SPAC platform. We launched the platform in 2018, myself, together with two of my partners. We’ve raised more than $3 billion of SPAC equity and pipe capital, and we’ve got another $2 billion of equity across four more SPACs that we have registered with the SCC that we’re waiting to IPO. So between me and my two partners, we have more than 100 years of experience doing deals. A lot of that focus over those decades has been in the energy and power sector.

Bob Mancini:

So for me personally, I’ve been a veteran of Wall Street for nearly 40 years. I spent 20 years at Goldman Sachs, another six and a half years at Carlyle Group. Most of that time was focused, as I say, mostly on the power sector, so it’s a space I’m very familiar with and very excited about the opportunity to invest alongside ReNew.

Bob Mancini:

What made us so interested in this opportunity is the fact that we’ve got a macro environment that’s pretty extraordinary. India is the third-largest power market in the world. Behind the US and China, it’s the fastest-growing in the world by far. Just to put things in context, in the US, power markets are growing between, say, a percent, a percent and a half per year. In India, it’s closer to six and a half, 7%. So within the next 10 to 12 years, power demand is going to double in India. Two-thirds of that demand is going to be met by renewables.

Bob Mancini:

So the opportunity from a macro perspective to invest in a market like India is pretty compelling. With ReNew being the number one, renewable energy company in India and one of the 10 largest in the world, it’s just an opportunity that we found to be incredibly compelling.

John Jannarone:

Great. Let’s talk for a second about the company’s financial profile. Bob, having seen many, many SPACs in the last couple of years here at IPO Edge, many of them are very, very early-stage businesses. That’s not the case with ReNew. Sumant has been with the company for a decade. The company is profitable. Can you tell us a little bit about that and how that contributed to your decision to partner with these guys?

Bob Mancini:

Sure. Yeah, no, John, you’re absolutely right. As most people know, SPACs have been one of the innovations, and reasons why SPACs have become so popular is because they’ve been able to be used in the context of companies that are much earlier stage and where they’re either pre-revenue or early revenue. This is a very different situation. This is a company, as you said, Sumant founded this company 10 years ago. It’s got a real operating history. It’s expected to have over $800 million of real EBITDA this year, 1500 employees. This is a company that is very mature, and its growth trajectory is based on a real foundation of real revenues, real EBITDA. So this is not your typical spec candidate.

Bob Mancini:

That’s part of the attraction here, to be honest with you, as a company that does have such a deep track record that for us to be able to come to the market and have confidence in the projections that the company is raising, it’s a pretty much a slam dunk for us. So very excited about the fact that this is not your typical SPAC candidate and, again, a company that has a real history and a growth trajectory that’s easily verifiable.

John Jannarone:

All right. Great. Just one last thing before we bring on Sumant. Don’t want to leave you out, Sumant. Sorry, just one last thing here, Bob. I noticed that the deal is priced maybe a little bit lower than this now, because trading just below $10, 9.7 times EDD-EBITDA. Can you just tell us a little bit about how you arrived at that valuation when you cut the deal?

Bob Mancini:

Yeah, sure. No, that’s a great point, John. Now, look, we looked across, of course, market comps. We looked at comps across not just India, but Europe and the US, and looked at companies that either were pure-play renewables, which, by the way, there are not that many, or we looked at companies that have renewables as a large part of their operations. We looked at their revenue growth profile, we looked at their EBITDA growth profile, their EBITDA margins. On a comparative basis, we wanted to price this at a more aggressive point.

Bob Mancini:

So we wanted to make sure that it was an appropriate discount so that investors could get excited. So when you look across the concept that we did use, and even though this company is growing at a much more robust rate than most of these comps, we priced it at about a 35% discount under current market conditions to those comps. So we think the value is very well positioned. The company’s very well positioned from a value perspective.

John Jannarone:

All right, great. Right. Time to bring in Sumant. Sumant Sinha, thanks for joining. You’re the [inaudible 00:12:11] founder and CEO ReNew Power. Sumant, if we can, before we dig into the real details about the business, can you give us an overview of the Indian power market? We here on our show have talked to a lot of companies that are active in the US power market. The grid here is not connected. The US has lots of power problems, but there are similarities, especially a push towards renewables. Can you just help us frame it in those terms for people who might be new to the Indian power market?

Sumant Sinha:

Yeah, sure, john, and look, it’s a pleasure to be here and to talk to you and to your viewers as well. Look, it’s a great question that you’ve asked. The Indian power market itself is actually the third largest power market in the world after China and the US. We are bigger than Japan, Germany, et cetera. We’re actually growing at the fastest rate in the sense we are growing at about five to 6% every year, which means that essentially over the next 12 to 13 years, India’s power market is actually going to double in size, which means that we’ll add another new market bigger than the size of the Japanese market today in terms of our power system. Over the next 20 years, we’ll add a market the size of the European Union market to India’s power market right now. That is just to give you a sense of the size and the scale, as well as the growth momentum that we have.

Sumant Sinha:

The interesting thing is that India’s per capita power consumption is very low. We consume about a quarter of the power consumption of an ordinary Chinese person and a 10th that of a normal US person. So India’s power consumption on a per capita basis will grow quite dramatically as the economy grows as well. That is really what is going to account for this five to 6% growth over the next seven years.

Sumant Sinha:

Now, within that, as you rightly observed, there is actually a fundamental transition taking place towards renewable energy, not just in India, but actually everywhere in the world. So as we look at this new power demand that has to be met and this new supply that has to come, the most natural place for it to come now is renewables because it’s the cheapest source of electricity. That’s something that is going to happen.

Sumant Sinha:

Now, unlike the US market or the European market where a large part of the market is already there, in India, a large part of the market still has to come in in the future, and so to that extent, most of that will come from renewables. That is really what is going to drive the growth of renewables in a very significant way going forward.

Sumant Sinha:

The other interesting thing about the Indian market is that unlike the US market, which consists of seven different regional operators and therefore each power market is separate, the Indian power market is entirely one single power market across the entire country. The whole system is a single grid, which means that we can produce power in any one part of India and ship it to any other part of India. That really allows us to take the best advantage of the best natural resource and use it wherever the load is there.

Sumant Sinha:

Now, as we look at adding more renewables, trying as fast as we might go, it’s going to be very hard for us to meet the incremental power demand capacity that is going to keep emerging. The government has set a fairly significant target of adding 450 gigawatts of renewables by 2030, which means 450,000 megawatts of renewable energy capacity. Today, we have only 90, so we have to add another 360,000 megawatts in the next 10 years, which means a growth of the industry of at least 20% every year.

Sumant Sinha:

That kind of growth, you won’t see in any other renewable energy market anywhere else, and not just that growth, but also the size of that market. So it’s a fairly large market growing very rapidly, and within that, there’s a very significant transition to renewables happening because of commercial and climate change reasons.

John Jannarone:

That’s great. Sumant, I just want to-

PART 1 OF 4 ENDS [00:16:04]

Simone:

Yes, change [00:16:01].

John:

That’s great. Simone, I just want to spend a little more time talking about the grid and then also the issue of intermittency, which comes up a lot here in the US. Unfortunately, the wind doesn’t always blow and it’s not always sunny outside. And when you don’t have a unified grid, there’s just no way to move that power around and you might have to use batteries, which is a big part of what’s going on in the US. Is that also part of the strategy in India? I mean, there is some intermittency, right? It’s not as if that everyone’s always getting all the power they need, right?

Simone:

No, you’re absolutely right. And in fact, there just is not sufficient power to supply to all the consumers apart in India, which is why in a number of cases you have down outs, load shedding in the local balance where people just... The power gets shut off to them. And so therefore there is a very big need to have more and more power getting supplied into the system. But you’re absolutely right. Renewables is intermittent. And therefore we need to make sure that as the penetration of renewables increases on the grid, today it’s only 10%, but as it gets up to 20% and 30% and beyond you will require to have the ability of managing that intermittency and therefore batteries is the most natural solution. And battery technology is evolving very fast. As you know John and globally prices are coming down very rapidly in batteries. And in a way, whatever, the playbook that happened in solar, that we saw in solar, where prices came down dramatically, that same playbook is being replicated in batteries as well.

Simone:

And so over the next two to three years, you’ll see battery costs come down, even lower and more and more batteries getting used in managing this intermittency. And that’ll coincide with much higher levels of renewables in the grid, which will then not cause problems. And last year there was an auction that we won, which required us to deliver round the clock power. So essentially from power, but using only renewable energy sources. And we were able to do that at a price that was almost 30% cheaper than coal-based power. And that’s really the future of renewable energy. When you combine wind and solar together with some degree of batteries and provide a relatively firm power, which competes with coal or gas at prices that are 30, 40% cheaper, than coal or gas. And so therefore that’s the direction that renewables is now heading towards.

John:

And Sumant, can you explain that to that price differential, a little more detail. Some people who are new to the renewables world are shocked that renewable power is actually cheaper than coal. Is that even without talking about subsidies, or the moving pieces there? How do you compare those directly?

Sumant:

Yes, John, this is one of the big changes that has happened in renewable energy. And in fact, in the energy systems globally, over the last several years, the prices of equipment in both solar and wind has come down dramatically and efficiencies have gone up as well. And we’ve got to a point now where in India, for example, solar costs about 3 cents a unit or a kilowatt hour. Wind costs about 4 cents a kilowatt hour. So wind does a little bit more expensive than solar. But the reality is that coal-based power costs about six or 7 cents a kilowatt hour. So in fact, both wind and solar are significantly cheaper than coal-based power, which the most sort of natural alternate in India, because we actually don’t have good gas resources unlike in the US. But you know, this is not just happening in India. This is happening everywhere in the world. And that’s why renewables are actually now penetrating much faster into the global power systems. And that’s why we’re in the midst of this massive energy transition globally.

John:

Great. And something that struck me when we spoke yesterday, Sumant, was that the Indian government was behind these initiatives. Many years ago, I mean, you started it 10 years ago. And I think you also mentioned that there were targets, but they keep even rising as time goes, has that’s been a steady trend? You think might even continue where they’re asking for even more renewable?

Sumant:

Yes. I think that’s going to happen, John. And the reason for that is that technology keeps changing, right? And so we keep having cheaper and cheaper solar panels or better and better wind turbines, better ways of harnessing either the sun or the wind. And as the costs come down and as battery solutions emerge and in the future, there’ll be other alternatives like hydrogen and so on. That will become possible as well as those new developments keep happening. The opportunity space for renewables keeps increasing. And so when I started this company 10 years ago, at that time, the government had a target of setting up 20,000 megawatts of solar in the next 10 years, that target was rapidly divided up as the whole cost dynamic kept changing.

Sumant:

Today, we have a target of 175 gigawatts of renewables by 2022. That is by the end of next year, which is now being increased to 450 gigawatts by 2030. So the government has also continued to increase the targets and move them further and further out as technology has continued to evolve. And I think that’s terrific because, more renewables release is what we require at this point in time.

John:

Great. I’m going to bring Bob back in just a second and talk about competitive advantages. I mean, you can talk about that too Sumant, but one last thing that I’ve noticed talking to a couple of other companies, is that pollution is a big problem in India. Is that also a big driver for the government wanting to source cleaner energy? I mean, the traffic can be horrendous between cities that here might take a much shorter time to drive between just because there’s so many cars on the road.

Bob:

No, it’s absolutely yes. And I grew up here in Delhi and between then and now over the last few decades, air pollution has become a massive problem in... Actually all of north India and not just in India, I would say in a lot of emerging market countries as well. And, during some of the months in the year, the air becomes... Pollution levels really spike up. And it’s because of those reasons that there is a very significant now civic movement or popular movement that is really in some ways putting pressure on the government to move faster towards renewables, which as we all know, are non-polluting and cleaner. And also have more electric vehicles, which by the way, will lead to more demand for renewable energy as well.

Bob:

So all good things. And then of course, beyond air pollution, there’s also the whole climate change imperative, right? And we saw the new IPC report that came out that said that some aspects of climate change are becoming irreversible now. And by 2030, 2040, we’re looking at a one and a half degrees temperature change already being baked in more or less. With the current momentum that, they’re already [on the parts 00:22:47] that we’re already on. And so really not just India, but every country in the world has to react much faster and clean energy, renewable energy really is one of the most obvious solutions for us at this point.

Simone:

All right, great. I can see several questions are flying in here.` I promise we’ll get to those momentarily, just a few more points I want to get to with these gentlemen before we address the audience questions. And as I was saying, Bob, maybe you can come in and talk about this one. You know, you’re the biggest renewable power player in India. What kind of advantages does that give you? Do you have a head start? Is there a [moat 00:23:20]. Bob? You want to kick this one off? Let’s Simone way into?

Bob:

Sure. John, it’s a really important point. I mean, because of the scale of the company, they’re able to get cheaper financing. They tap into the international markets quite frequently. On the debt side, their cost of debt is lower than a lot of the competitors in the market because of their size and their experience. Also, when they’re dealing with suppliers and any type of vendors, they’re able to use their scale to their advantage in terms of sourcing. But one of the things that really attracted us to this company, and I think as a differentiator that everyone needs to be aware of is that this is a fully integrated platform. And what do I mean by that? Well, it’s a company that has its own engineering team. In-house it has its own land acquisition team. It has its own operations and maintenance and asset management team. It has its own EPC capability.

Bob:

So whether it’s the engineering, procurement and construction, particularly on the wind side, having all of those capabilities in-house and being able to reduce their cost basis as a result of that gives them a serious competitive advantage, whether it’s in the context of acquiring and identifying the premier sites for their projects, whether it’s in terms of the construction itself or the operation, all of that leads to higher margins compared to their competitors. These are very real, tangible advantages from a margin perspective. That is one of the most compelling reasons that if you’re going to invest in this space in India, really renew is the place to be.

Simone:

Great. You know, there’s an audience question that’s related to what you’re just talking about. Maybe we’ll take this real quick here, bob, Nikila was asking; “what’s the weighted average cost of capital between your equity and debt relative to return on capital.” So there’s a little bit in the weeds. But can you shed any light on that?

Bob:

Well, let’s see. So maybe the best way to answer that is, their average cost of debt is around 4%, but then you have to add in the cost to hedge currency risk. And so it’s somewhere around seven, seven and a half percent, which on an all-in basis, particularly in a market like India, is extremely competitive.

Bob:

Sumant, I don’t know if there’s anything to add there?

Sumant:

No, you know are absolutely right. Cost of debt is in rupee terms in local currency terms is about 8%, slap onto that, the cost of equity that you think makes sense. We typically, but the important thing to know is that we typically tend to make returns at a project level, which are at least a couple of hundred basis points higher than our cost of capital. But we typically tend to look at a return on equity and equity [inaudible 00:26:18] as being the metric. And there, we typically tend to target a higher Delta between what the cost of equity might be for somebody investing in India and the kind of returns that we make in our projects. And that Delta is probably anywhere from, I would say 6 to 7%.

Simone:

All right, great.

Sumant:

Just one other points. I think another way to think about it is on a project level basis. When Simone bidding for projects, they’re targeting anywhere from a 16 to 20% return and lately it’s been closer to 20%. So these are very robust project level returns.

Simone:

That’s really helpful. Thanks guys. Can we talk about another differentiator. Some of your in-house capabilities that the other players out there might not have, machine learning and stuff like that?

John:

Yes, sure. So look as that video also showed, we started on our digital journey about three years ago, and we’ve now got to the capability... We actually hired McKinsey a couple of years ago to really help us put together a very robust plan on the digital front. And we’re now able to get very granular access to data and look at the data and analyze it. And that really helps us improve our operating performance of our assets as well as do predictive maintenance and better focusing on asset performance. And that has allowed us to improve our asset performance by anywhere between two and three percentage points compared to the rest of our competitors. And recently we were recognized by the world economic forum as a global lighthouse for the use of digital technologies, which we really felt was a pretty interesting... That condition because we were the first renewable energy company in the world to be recognized in this way by the world economic forum.

John:

So I think digital is one area that we’ve put a lot of focus on as well in building capability and getting better margins. But equally also we’re putting up for example a solar manufacturing plant because the government has put in case, significant customs duties to prevent imports of solar modules. And therefore we are studying about solar manufacturing plant. That will also give us a competitive advantage because even further back backward integrate into our own equipment as well. So it’s things like that you know, built capability in over the last 10 years that will continue to differentiate us from our competitors, even in the future.

Simone:

Great. Can we talk about the debt markets just in a little bit more detail, this strikes me as really interesting. How much demand is there for green bonds like these? Is there a supply demand in balance? And do you foresee this opportunity being there for years to come as far as demand for green bonds, if you need to issue them?

John:

Yes. Look, we have been issuing international bonds for the last four or five years now. We’ve done seven so far amounting to more than $2 billion. And the level of demand has been going up quite substantially simply because more and more investors have a mandate to invest in [inaudible 00:29:28] bonds or green bonds or clean assets. And we provide the perfect vehicle for them to do that because obviously by definition, all of our capital goes into setting up projects, which are clean, clean energy projects. And so therefore, you see a lot of interest in bonds that we issue in the international bond markets. Some of the most recent bond issues we’ve done have seen our interest rates actually go down by almost 200 basis points or 2% compared to bonds that we issued actually a couple of years ago. So there’s been actually a very significant impact to us of issuing green bonds.

Simone:

All right, great. Let’s talk about your largest investor. I believe Goldman Sachs, which is going to retain a very large stake. When did they invest and what kind of role are they going to have going forward? I believe that they’re going to be on the board as we discussed, right. Bob or Suman. One of you want to dig into this one. And this is your alma mater Bob, maybe we’ll let you talk it.

Sumant:

Okay. Sure. Yes look, I will tell you, I mean, Goldman Sachs effectively put them into business. They were the maiden investor, but today they’re the largest investor. And after the merger, they will remain the largest single investor. So it’s not only a Goldman Sachs the private, equity side of the house, but also the Canadian pension plan, investment board, the Abu Dhabi investment trust, JIRA, which is the largest Japanese utility. These are all investors who have been invested now for some time with the company, they’re going to remain investors. I think that’s a testimony to the strength of the company and the strength of its future, because these are investors who are going to remain in the company as large investors, along with some of the PIPE investors, for example, Blackrock and BNP Paribas, and other really sophisticated renewable investors.

Simone:

Great. And then speaking of board directors, you’re going to be one of them, Bob. So tell us about how you do that kind of a role, what kind of advice or help you be giving the company from that position?

Sumant:

Sure. Look, first of all, I think Simone’s put together a stellar report drawing on people with experiences from all different walks of life and also international perspective. So, I’m looking forward to playing that role alongside of my colleagues on the board. I think being a sounding board to Simone, look, let’s be clear on something. Simone is one of the most well-known if not the most well known...

PART 2 OF 4 ENDS [00:32:04]

Bob:

One of the most well-known, if not the most well-known renewable investor in India, he’s also very well known around the world. He has the ear of the government when it comes to policymaking, because he’s an innovator. And so, we’re going to be as a sounding board, we’re going to be looking to receive his ideas, giving him feedback as to what we think would play well in the international markets, because now we’ve got a whole host of public international investors and we want to be sure that we’re being responsive to what they are expecting.

Speaker 1:

Great. An email question came in here about what the industry looks like. There’s a list that I’ve seen in your presentation deck of several other operators in the renewable sector, but is this mainly an organic story or is there potential to consolidate there and take costs out? Sumant?

Sumant:

Yeah, look, the question is absolutely valid. We are the largest company in India in terms of commission capacity and renewable energy in the country. And we have only about a 10% market share right now. The industry is definitely going to consolidate because there are many small players in the market, which at some point, as economies of scale become more and more relevant and as strength across the value chain becomes more important, they will find the going getting tougher for them. And so there will definitely be a lot of consolidation opportunities. And we definitely see us as one of the consolidators in the future. And just this morning, in fact, we announced an acquisition of about 360 megawatts of both a solar farm, as well as our first hydro asset. And we feel that the hydro asset very naturally and nicely compliments our renewable energy portfolio of wind and solar.

Sumant:

And so I think therefore that’s definitely going to happen. So inorganic growth through M&A is definitely one of the things that we want to look at very seriously. And let me just answer one question that you’d asked earlier, if I may just add to that, which is that Goldman has been an incredible partner for us. They invested in us, as Bob said, right at the beginning, helped us grow to this point and they’ll continue to be on the board along with CPP and Adia as well. And our board is going to be a majority independent board. Bob of course is going to be one of the independent directors on our board, but we’ll be a fully board run professionally managed company and something to look forward to.

Speaker 1:

Great. There’s a question here in the audience. I’ve got some other topics I want to dig into. Let’s take this one here from Craig. Craig’s asking you about the solar panels. What happens after 20 years? Are they still as effective? I mean, my understanding, Sumant, is that actually the technology that was say on the Carter White House in the 70s, it wasn’t all that different. It’s just gotten cheaper. What’s really happening? I mean, can you keep this stuff for decades or do you have to replace it and upgrade it?

Sumant:

No, I think at this point, the general belief is that both the solar panels and the wind turbines will continue to operate for 35 to 40, 45 years. There’s nothing to say that they won’t. And so therefore, even beyond the 25 year horizon that we typically tend to model for our [inaudible 00:35:11] and our returns, these assets are going to carry on performing. And so I think that’s a big upside. Of course it’s well out into the future, but it’s a big upside in our business.

Speaker 1:

All right, great. Let’s talk about one of the deals you announced recently at Mahindra & Mahindra in July. Can you explain a little bit about that one because that’s since your deal announcement?

Sumant:

Yeah, sure. So look, what’s happening is that because the new business becomes so much cheaper, a lot of the companies in India are thinking about buying power directly from us and rather than go through the grid and buy it from the utility. The second thing is that they’re also facing pressure to go green from their own shareholders and from investors at large. Right? And so as a result of that, more and more corporates in India are looking essentially to buy clean energy from people like us. And Mahindra & Mahindra, which is one of the biggest conglomerates of business groups in India decided to buy energy from us close to about 50 megawatts worth. And typically, they tend to take a small equity stake as well because it allows them to deploy some capital and also get some regulatory benefits. And so therefore, that’s the deal that you’re referring to right now, which is a 50 megawatt deal that we signed to supply power essentially to Mahindra & Mahindra.

Sumant:

And like that, let me say that there are a number of other opportunities that we are looking at and signing up. And the corporate market is a pivot that we made to start looking at that market about a year and a half ago. And that market is looking like it’s going to become quite significant. In the U S for example, large tech companies are getting into the space in terms of buying renewable energy from developers here in the US. The same thing is going to happen in India. Recently, we signed a fairly significant arrangement also with a data center called [inaudible 00:37:05] Bank, which also publicly said that the cost of power that we can supply to them at is about 30% cheaper than what they might have got from the grid. And so, therefore, it’s really a growing market supplying to corporate customers.

Speaker 1:

Sumant, if I remember correctly, you explained to me that you’re able to offer them power at a lower price than they’re able to get elsewhere, right?

Sumant:

That’s right. Absolutely right. And so, by buying wind and solar from us, look, the reality is that the grid actually charges among the highest status to commercial and industrial customers. And so therefore, those customers have a big incentive to get off the grid and buy power directly from clean energy generators like us. And so, that’s really what’s happening. So when they buy from us, not only do they get the green benefit, but they also essentially get a lower cost of energy. So it’s a win-win from their standpoint.

Speaker 1:

There’s a question here. And actually, maybe this is a good way to dig into how the grid system is set up in India. Someone’s asking you if you get really big, well, you need to actually operate part of the grid. How does that work? Who operates the grid now, Sumant? Is it the government, or how does that work?

Sumant:

Yeah, it’s essentially the government or different arms of the government that operate the grid. So there’s a central grid operator that essentially sets the rules. And then, there are regional load dispatch centers that essentially carry out the operations of the grid at the regional level. And those rules by the way, are very transparent, very well laid out. And so therefore we have no issues at all about using the grid and being able to operate in the grid. And in fact, one of the things I should say is that the government is being very, very, I think, proactive about building the grid out so that there is sufficient capacity at all times to absorb all the renewable energy that we are actually putting into the grid and then taking it to different parts of the country, where there is demand for that power.

Speaker 1:

Gotcha. Another question here from the same person who is asking you about a potential upstream consolidation in developing solar panels. How does that work now? I’d imagine that you were purchasing them, but is there a way to get involved in manufacturing phase two?

Sumant:

Yeah, so you’re absolutely right that up till now everybody is importing solar panels mostly from China, because that’s where you’ve got the cheapest solar panels and good quality. Now, as I said earlier, the government is putting in place a customs duty, which means that everybody is going to have to start using domestic solar panels. That industry did not exist till now. And so, people like us are now investing in setting up solar panel manufacturing capabilities. And those of us who are able to do that will over time have a big competitive advantage, because we will be able to access our own solar panels on a proprietary basis and also hopefully cheaper. And therefore, that will actually give us a big advantage going forward into the future.

Speaker 1:

Great. A few more questions coming in here. I just want to shift back to the corporate customer discussion for a moment, Sumant. Tell us about that. Is that growing faster than the rest of your business and what are the margins like there compared to the core business?

Sumant:

Yeah, so that business is still, I would say at a fairly early stage because the whole shift is going to take time because corporates have studied longest buying cycles on understanding clean energy, figuring out how they can buy it. And so on. We’ve been talking to some of the Saudis customers for the last year and a half to two years. And they’re now getting to the point where we’re going to be able to start converting them fairly soon. So it’s going to become a bigger part of our portfolio way forward. And as we look into the future, certainly I would say five to 10% of our portfolio will shift to overtime becoming corporate PPs. And that percentage of PPs will keep increasing as we go forward.

Sumant:

And for large mining companies, cement companies, steel companies, which are large consumers of power. There’s a lot of pressure to go green. And because the large consumers of power, also there’s a significant cost saving for them. So those sorts of companies will be the first ones that we’ll start looking at converting into clean energy.

Sumant:

And then data centers, the tech companies, the Amazons, and the Microsofts and the Facebooks of the world. All of those are also fairly big in India. And a lot of them will also be looking to convert into green. So there’ll be another opportunity for us to sell. So I think it’s going to be an interesting market that is going to grow much bigger over time. The margins in this business are actually quite good. They are better than selling utilities under an auction mechanism, because as I said, the whole selling process is a lot longer. And what these customers want is a reliable supplier of power. Somebody who’s big, somebody that they can rely on. And as a US listed company of the largest scale and size in India, we become the natural partner for a lot of these guys to buying from.

Speaker 1:

Great. This is a bit of a technical question about the spec. Bob, maybe you can answer this one. Someone’s asking, can I be assured that one share of the spec will convert to one share of the surviving entity? I mean, the answer is yes. I believe the ticker will just flip in your brokerage account automatically, perhaps sometimes next week pending the vote.

Bob:

Yeah, that’s absolutely right. The flip is expected to be August 24th.

Speaker 1:

Okay, great.

Bob:

So if you only share RGMB, you’ll own one share of Renew on August 24th.

Speaker 1:

Great. And again, you don’t have to do anything. Well, again, we do encourage anyone to vote when you own shares and there’s a vote coming up, but effectively, once the merger is effected, that will happen. There’s nothing that has to be done.

Speaker 1:

Bob, you talked about the competitive advantage and so on. Now, you don’t have to address these individual companies specifically, but this happens a lot. People want to know what do you say about competition against the likes of Adani, Reliance, Tata? Is there any light you can shed on that? I don’t want you to disparage your competitors, but anything you can say?

Bob:

Yeah. I think I should turn that one over to Sumant, who is much better positioned to answer the question. I mean, we looked at those competitors and we looked at the pluses and minuses. And on balance, it was clear to us that Renew was head and shoulders above these other companies, whether it’s because of the degree of integration of their platform or whether it’s because of their very extensive wind platform. It’s much, much larger than anybody else. Or simply the management, quite frankly. Sumant is really in a class by himself, but Sumant, you should probably talk more specifically about some of the companies.

Sumant:

Yeah, no, absolutely. So look, I think there are two different ways of looking at it. One is that we’ve been operating for longer than most of these companies have been in the clean energy space of renewable energy. We’ve built up a lot of expertise in the market over a bit of time. We operate more megawatts than any of these guys do. We have, as Bob said earlier, fully integrated end to end model, which again, not necessarily everybody has, and we’ve done a lot of work on acquiring land ahead of time, which will also stand us in good stead because land is a very critical aspect of future growth.

Sumant:

And frankly speaking, we’re able to move faster. We are nimble, we are more entrepreneurial. We see opportunities faster than the other guys. We move faster to capitalize on those opportunities. For example, several years ago, we started off as a wind company, but it was very clear to us that solar will become very big in the future. So we moved into solar. Then we moved into batteries ahead of our competition. We’ll be the first company who’s doing batteries in India and building capability in that data that nobody else has.

Sumant:

We were the first company to really start combining wind and solar together in the form of providing firm renewable energy solutions. We’re the first and most prominent company to get into the corporate PPM market. So there are a number of things that we’ve done over the years that have allowed us to get into different market segments that has kept us a couple of steps ahead of our competition. And I’m absolutely convinced that that’s something that we’re going to carry on doing in the future as well. And so I think that’s going to be a very significant source of competitive advantage for us.

Sumant:

And the second thing is, frankly speaking, the market is so big that even if we do whatever we can do in terms of all the capital that we can raise and all the execution that we can do, and so can our competitors, the reality is that there’s still more left to be done. And that’s really the beauty of renewable energy at this point in time. That the market is so large, especially in a country like India, and it’s growing so rapidly that all the capital that we can deploy from all of these companies that you mentioned and including us, there is going to be more leftover for other people to do as well. And so in some ways, therefore, the constraining factor is not a competition. It is our own capability to execute more and more and more. And the more we can build that capability, the more we’ll be able to grow faster. And that’s really why we have been focusing on building our execution capabilities over the years.

Speaker 1:

All right, great. I want to turn back to the solar discussion in a little more detail. Sumant, it surprised me when I heard earlier that you’ve just announced a hydro-power deal, water powered acquisition, but is there the most potential in solar? And explain to me, if you’re putting solar panels in Florida where I am, it’s sunny almost every day, but in other places like London, that’s not going to work. Is India very well suited for solar power? Does the sun shine enough?

Sumant:

Look, as you know, India is a pretty hot country, right? As well for the sun, almost 300 days of the year. And the studies have shown that north west of India in the state of [inaudible 00:46:57], which is mostly a desert area, that a small fraction of the land from that desert can generate sufficient solar power to power all of India, right? And not just now, but in several years into the future as well. So there is a constraining factor.

Sumant:

And that constraining factor is that solar basically operates when the sun is shining and the sun shine’s only in the daytime. It doesn’t shine in the morning when you have the morning peak or in the evening when you have everybody coming home and switching on their televisions and their air conditioners and so on. And so you need to have the ability of providing power at those times as well. And being able to provide power in a way that is least cost. And that is where combining solar with wind energy and to a lesser extent with hydro becomes very, very important and relevant because you’re then able to start providing power in a way that matches the demand curve, which is not just in the daytime, but also across both edges where you have the morning and the evening peaks. And so therefore, having it fully-

PART 3 OF 4 ENDS [00:48:04]

Sumant:

... and so, therefore, having a fully baked solution which combines all aspects of renewable energy becomes very important. Hydro is the smallest part of that, but it’s an important part. Especially when you can get some degree of storage in hydro, because then you can actually shift the generation to a time when you need it the most.

Sumant:

That’s really what we’re getting with this acquisition. We’re getting the ability to not just generate hydro, which is clean energy, but also to shift that movement around here and there, which then allows us to match it more closely with the inverse of the solar power generation. That then has a lot of value for the grid. That’s really what we hope to explore more and do more of as we go forward.

Sumant:

It’s no longer enough, John, just to be a cheap solar power company or a company that can set up a wind project. You have to have the ability of going one step beyond that, which is really figuring out how to best combine all of this in the most optimal way to bring down the cost as much as possible, and yet provide power that is suitable to the grid and that is clean.

John:

All right. Great. Another audience question here from [Greg 00:49:11], who’s asking about batteries, which I think ties into this pretty well, Sumant. What kind of battery technology are you focusing on? Is it lithium right now? As a follow up, are there other ways to store power with a flywheel, compressed air, or other things like that that you’re looking at?

Sumant:

Yeah. Look, that’s the Holy Grail for the renewable energy industry right now, which is, how do you store power in the cheapest manner, for the reason that I was just discussing earlier? At this point, lithium-ion batteries seem the best solution. It’s most advanced in terms of the cost effectiveness. Lithium-ion batteries also have the highest efficiencies of storage, which is higher than 90%. It’s easy to put it in and take it out almost instantaneously, and therefore meets a lot of the grid ramp-up and ramp-down requirements as well.

Sumant:

Therefore, to my mind, the most likely solution is going to end up being lithium-ion batteries. Keep in mind that lithium-ion batteries are also being driven by what’s happening on the mobility side, on electric cars. The demand there for batteries is much bigger, and they’re going for lithium-ion batteries. That is going to drive the cost of the lithium ion down faster, to my mind, at least, then most other technologies that are out there.

Sumant:

That includes non-battery technologies like flywheel, and so on. Which, we haven’t seen any really commercially viable other storage mechanism at this point. Batteries seemed the best way forward, and, within batteries, lithium ion, that seems to be the most commercially attractive.

John:

Great. Speaking of ... I’m glad you brought up the EV thing, there, Sumant. There’s a lot of discussion here in the US about charging stations replacing gas stations, and that sort of thing. What’s on the horizon in India? Would they be supplied directly off the grid, or would it ever be possible for them to work with you guys and actually have their own power source?

Sumant:

Yeah. That’s a great question, John. We have to see how the future unfolds. It’s a little bit unclear right now because the whole industry’s at a very early stage. I’m sure different models will be tried out. Grids, incumbent utilities will try to supply power as well, and set up their own charging stations, but I’m sure fleet operators will try to go for clean energy. That’s perhaps where people like us can show up and supply power directly to large fleet operators. People like Uber, other taxi aggregators or cab aggregators, that can buy power in bulk. I’m sure we can do business with these guys as we look at the future.

Sumant:

That’s a very important part of the market that we’re going to be looking at, figuring out how that’s going to evolve. But, again, our intention is to be ahead of the competition on that as well.

John:

Great. Sumant, if you can, just to clarify, there’s a unified grid, but intermittency is still an issue. Is that just because demand does fluctuate? It depends on the time of day. If you didn’t have any storage, would the power essentially have to be used immediately when it’s produced? Is that why there’s still a need for the batteries and the storage?

Sumant:

Yeah. What happens is that there’s a certain demand curve. Every grade, every country will have a certain demand curve. The demand will show up at certain times of the day. In India, for example, there’s demand in the morning when people are getting ready, and commuting, and so on. Then there’s a demand in the middle of the day when air conditioning demand goes up. Then there’s a peak at the end of the day, and so on. That’s one aspect.

Sumant:

The second aspect is that you produce solar power when the sun shines and wind energy when the wind blows. That you can’t forecast that well. That happens when it happens. You have to manage the mismatch between the generation side and the demand side.

Sumant:

You have various sources of power generation in the grid. There could be coal-based power, gas-based power, nuclear, hydro, et cetera. Some of those can provide a certain amount of base load power. But, when renewables get beyond a certain amount of the grid, let’s say 30% or so, then you need to have the ability of storing that power and then using it whenever it’s required.

Sumant:

We are quite a far away point from reaching that point, maybe another five, seven years. Therefore, we have time to figure out the best solutions. Batteries are one of the most obvious solutions, and battery costs will come down quite substantially over time. Therefore that will probably end up being the best solution.

John:

Great. As far as the batteries and the solar panels, is there any initiative to recycle them? That’s something that’s been going on here more and more often with batteries, because if they’re not disposed of properly, they’re actually quite bad for the environment. Is that something .... Maybe it’s too early. I imagine the solar panels, for instance, are still good for quite some time.

Sumant:

Yeah. The solar panels, as we discussed earlier, are good for maybe another ... The ones that are being installed now, maybe another 30, 35 years. Batteries, of course, have a shorter timeline, maybe seven to ten years. But, look, they have a lot of very important material inside them. Lithium, for one, cobalt, copper, et cetera. I see the development of a fairly active recycling industry, especially on the battery side. That’s something I’m sure that Bob will have some views on as well, in case, Bob, you want to comment on that.

Bob:

Yeah. As you may know, John, one of our first companies that we merged with one of our early SPACs was Romeo Power, which is a commercial electric vehicle battery company. Embedded in that company is actually a joint venture with a company called Heritage Group, which is one of the largest recycling companies in the world. It is specifically designed to recycle the batteries and the elements in the battery.

Bob:

It’s much more front of mind for policymakers, environmentalists, and consumers and companies themselves. I see the trend, not just in the US, but spreading across the world. I think it won’t be very long before there’s opportunities to recycle batteries in India. You need to have a quantity before it can be done at scale, and so we’re at the early innings in India. I think it may come a little bit later in the evolution, but it is coming.

John:

Great. This might be looking really far ahead, here, but it occurs to me you’re early not only in India, but on a global scale here, Sumant. It strikes me that what you’re doing could be done in other countries. Have you given thought to licensing or partnering overseas? Maybe you’ve got your hands full in India for the moment, but is that something that could be on the horizon?

Sumant:

It could be on the horizon. I won’t rule it out. But you’re absolutely right that growth in India is so stupendous that we literally have our hands full of just capitalizing on the opportunity here. But, having said that, we’re developing a lot of expertise, and we’re developing a certain scale. Today we’re already the 10th largest company in renewable energy in the world, so we’re obviously hitting some reasonably good amounts of scale. That will allow us to be competitive in a number of other geographies as well.

Sumant:

At some point in time, we’ll definitely look at how we can take advantage of that positioning to get into some of the other markets. I would say it’s a little bit down the road for us, maybe a year or more, but that’s something that we’ll certainly sit down and discuss with our board at the appropriate time to take a decision on that.

John:

Great. Can we just talk about the company’s growth profile over the next several years? Oftentimes, if you think of a legacy energy company in the US, for instance, they’re paying big dividends and so on, and that’s how investors look at them. Should this be viewed as a growth company and industry for many years to come?

Sumant:

To my mind, and Bob should opine as well, absolutely. Our sector is growing very fast. Within that, we expect to grow at about 30% year on year from this point on. If you just do the compounding, you can get a sense of where we’re going to get to. Our expectation is that we’ll be close to an 18.5-gigawatt-size company four years down the road. Our EBITDA this year is forecast to be about $800 million, and about $1.7 billion four years out. We’re going to have fairly robust growth in the future. There is going to be a lot of opportunity for us to reinvest the capital that we will be generating, the free cash flow.

Sumant:

Having said that, if the requirement of the market is at some point to consider paying some amount of dividend, we’ll certainly consider that as well. But, again, frankly speaking, there is going to be a pretty good opportunity for us to keep reinvesting the capital that we generate or the feedbacks that we generate.

John:

All right.

Bob:

I’ll just echo what Sumant is saying, is that this is the classic definition of a growth company. We’re talking about 30% growth in EBITDA as far as the eye can see, frankly. A lot of that’s driven by the enormous opportunity in the market and the positioning of ReNew in that market.

Bob:

As far as paying dividends, I think I agree with Sumant at the moment. Reinvesting the capital in the company is probably the best way to give a return to our investors. But, over time, if the markets require it or if it makes sense, depending on the dynamics at the moment in time in the future, the board will consider whether a dividend is appropriate.

John:

Great. All right. One last financial question, here, because we only got a couple minutes left. When I look at this business, it’s obviously capital intensive to go out and install these solar panels, wind farms, hydropower, so on, but you’re also doing things that look like they potentially could have higher margin. Is there a way to get operating leverage out of this business? It’s not just you’ve got to build one more of these to generate the same amount of power. Perhaps as the batteries get smarter and the surrounding infrastructure improves, can that lead to margins tracking higher over time?

Sumant:

Yeah. It absolutely can, John. There are extensions to our business. For example, creating a third-party digital business, or getting into the higher margin corporate business, or getting into other areas of the value chain like manufacturing, which potentially can have much higher margins than our existing core generation business. As we invest more capital into those areas, definitely the possibility for you to see higher margins in our business and better return on capital employed going forward.

John:

Perfect. All right. On that note, we’ve got to wrap up. I just want to show this slide once more for anyone who’s having any issues voting. As I said before, it’s usually just a matter of going to your broker’s website, but if you’ve got any questions at all, there’s this email at the bottom, RMGB, which is, of course, the ticker, .info@investor.[morosalley 00:59:58].com. Sumant and Bob, this has been great. The hour just flew by. Glad we had such an engaged audience. Really appreciate you joining today.

John:

Everyone can find the replay in a couple hours on IPO-edge.com, or you can also find it under the RMGB ticker on Yahoo Finance and on Bloomberg Terminals. It’ll be up there in about two hours, so please go check it out if you’re looking for it.

John:

Again, Sumant and Bob, thanks. It’s been terrific. We really appreciate it.

Bob:

Thank you, John.

Sumant:

Thank you so much, John.

John:

Bye-bye.

**************

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global plc (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.